August 1, 2025

VIA E-MAIL AND EDGAR CORRESPONDENCE

Eileen M. Smiley, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Diamond Hill Large Cap Concentrated ETF: File Nos. 333-22075; 811-08061

Dear Ms. Smiley:
On May 22, 2025, Diamond Hill Funds (the “Registrant” or the “Trust”) filed a post-effective amendment to its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 (the “Amendment”) in connection with the Diamond Hill Large Cap Concentrated ETF (the “Fund”). On June 25, 2025, you provided oral comments on the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.Comment: Please complete all fields of the Amendment.
Response: The Registrant confirms that all fields are completed.
2.Comment: Please note that the Registrant and management are responsible for the accuracy of the statements in the Amendment.
Response: The Registrant so notes.
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If you have any questions concerning this request, please contact the undersigned at (614) 469-3297.
Best regards,
/s/Michael V. Wible
Michael V. Wible
cc:    Zeynep Kart